                   AGREEMENT WITH RESPECT TO CERTAIN RECOVERY
                            UNDER JOINT FIDELITY BOND

     This Agreement, made this 1st day of January, 2005 by and between the undersigned corporations or business trusts (the "Funds"), each of which is a registered investment company managed by Nuveen Asset Management.

                                   WITNESSETH:

     WHEREAS, the boards of directors or trustees of each of the Funds, including a majority of the board members of each Fund who are not "interested persons" of such Fund, have approved obtaining the fidelity bond coverage required for each Fund by Rule 17g-1 under the Investment Company Act of 1940 in the form of one or more bonds, each of which names a number of the Funds as insured (the "joint insured bonds"); and

     WHEREAS, Rule 17g-1(f) requires each registered management investment company named as an insured in a joint insured bond to enter into an Agreement with all other named insureds with respect to sharing of any recovery under such bond in the event of a loss sustained by it and another named insured;

     NOW THEREFORE, IT IS AGREED:

     1. In the event recovery is received under any joint insured bond as a result of a loss sustained by any two or more of the Funds covered by such bond, each Fund sustaining a loss shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

     2. This Agreement shall continue in effect for such time as the parties hereto shall be named as insureds under one or more joint insured fidelity bonds designed to satisfy the requirements of Rule 17g-1, and shall not be terminated by any change in the Funds covered by any such bond or in the amount of terms of coverage provided by any such bond or by any change in the issuer of any such bond.

     3. This Agreement supersedes any prior agreement among any of the Funds relating to the subject matter hereof.

IN WITNESS WHEREOF, an officer of such parties has executed this Agreement on behalf of each of the parties, as of the day and date first written above.

NUVEEN TAXABLE CLOSED-END FUNDS

Nuveen Senior Income Fund
Nuveen Real Estate Income Fund
Nuveen Quality Preferred Income Fund
Nuveen Quality Preferred Income Fund 2
Nuveen Quality Preferred Income Fund 3
Nuveen Multi-Strategy Income and Growth Fund (formerly the Nuveen Preferred and Convertible Income Fund)
Nuveen Multi-Strategy Income and Growth Fund 2 (formerly the Nuveen Preferred and Convertible Income Fund 2)
Nuveen Diversified Dividend and Income Fund
Nuveen Tax-Advantaged Total Return Strategy Fund
Nuveen Floating Rate Income Fund
Nuveen Floating Rate Income Opportunity Fund
Nuveen Equity Premium Income Fund
Nuveen Tax-Advantaged Floating Rate Fund
Nuveen Equity Premium Opportunity Fund
Nuveen Equity Premium Advantage Fund
Nuveen Equity Premium and Growth Fund
Nuveen Global Government Enhanced Income Fund
Nuveen Global Value Opportunities Fund
Nuveen Core Equity Alpha Fund
Nuveen Multi-Currency Short-Term Government Income Fund
Nuveen Tax-Advantaged Dividend Growth Fund

NUVEEN CLOSED-END MUNICIPAL BOND FUNDS

Nuveen Select Tax-Free Income Portfolio
Nuveen Select Tax-Free Income Portfolio 2
Nuveen Select Tax-Free Income Portfolio 3
Nuveen California Select Tax-Free Income Portfolio
Nuveen New York Select Tax-Free Income Portfolio
Nuveen Municipal Value Fund, Inc.
Nuveen California Municipal Value Fund, Inc.
Nuveen New York Municipal Value Fund, Inc.
Nuveen Municipal Income Fund, Inc.
Nuveen Select Maturities Municipal Fund
Nuveen Premium Income Municipal Fund, Inc.
Nuveen Performance Plus Municipal Fund, Inc.
Nuveen California Performance Plus Municipal Fund, Inc. Nuveen New York Performance Plus Municipal Fund, Inc.
Nuveen Municipal Advantage Fund, Inc.
Nuveen Municipal Market Opportunity Fund, Inc.
Nuveen California Municipal Market Opportunity Fund, Inc. Nuveen Investment Quality Municipal Fund, Inc.
Nuveen California Investment Quality Municipal Fund, Inc. Nuveen New York Investment Quality Municipal Fund, Inc. Nuveen Insured Quality Municipal Fund, Inc.
Nuveen Florida Investment Quality Municipal Fund
Nuveen New Jersey Investment Quality Municipal Fund, Inc. Nuveen Pennsylvania Investment Quality Municipal Fund
Nuveen Select Quality Municipal Fund, Inc.
Nuveen California Select Quality Municipal Fund, Inc.
Nuveen New York Select Quality Municipal Fund, Inc.
Nuveen Quality Income Municipal Fund, Inc.
Nuveen Insured Municipal Opportunity Fund, Inc.
Nuveen Florida Quality Income Municipal Fund
Nuveen Michigan Quality Income Municipal Fund, Inc.
Nuveen Ohio Quality Income Municipal Fund, Inc.
Nuveen Texas Quality Income Municipal Fund
Nuveen California Quality Income Municipal Fund, Inc.
Nuveen New York Quality Income Municipal Fund, Inc.
Nuveen Premier Municipal Income Fund, Inc.
Nuveen Premier Insured Municipal Income Fund, Inc.
Nuveen Premium Income Municipal Fund 2, Inc.
Nuveen Arizona Premium Income Municipal Fund, Inc.
Nuveen Insured California Premium Income Municipal Fund, Inc. Nuveen Insured Florida Premium Income Municipal Fund

Nuveen Michigan Premium Income Municipal Fund, Inc.
Nuveen New Jersey Premium Income Municipal Fund, Inc.
Nuveen Insured New York Premium Income Municipal Fund, Inc. Nuveen Premium Income Municipal Fund 4, Inc.
Nuveen Insured California Premium Income Municipal Fund 2, Inc. Nuveen Maryland Premium Income Municipal Fund
Nuveen Massachusetts Premium Income Municipal Fund
Nuveen Pennsylvania Premium Income Municipal Fund 2
Nuveen Virginia Premium Income Municipal Fund
Nuveen Connecticut Premium Income Municipal Fund
Nuveen Georgia Premium Income Municipal Fund
Nuveen Missouri Premium Income Municipal Fund
Nuveen North Carolina Premium Income Municipal Fund
Nuveen California Premium Income Municipal Fund
Nuveen Insured Premium Income Municipal Fund 2
Nuveen Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund
Nuveen New York Dividend Advantage Municipal Fund
Nuveen Arizona Dividend Advantage Municipal Fund
Nuveen Connecticut Dividend Advantage Municipal Fund
Nuveen Maryland Dividend Advantage Municipal Fund
Nuveen Massachusetts Dividend Advantage Municipal Fund
Nuveen North Carolina Dividend Advantage Municipal Fund
Nuveen Virginia Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund 2
Nuveen Dividend Advantage Municipal Fund 2
Nuveen New Jersey Dividend Advantage Municipal Fund
Nuveen New York Dividend Advantage Municipal Fund 2
Nuveen Ohio Dividend Advantage Municipal Fund
Nuveen Pennsylvania Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund 3
Nuveen Dividend Advantage Municipal Fund 3
Nuveen Georgia Dividend Advantage Municipal Fund
Nuveen Maryland Dividend Advantage Municipal Fund 2
Nuveen Michigan Dividend Advantage Municipal Fund
Nuveen Ohio Dividend Advantage Municipal Fund 2
Nuveen North Carolina Dividend Advantage Municipal Fund 2 Nuveen Virginia Dividend Advantage Municipal Fund 2
Nuveen Insured Dividend Advantage Municipal Fund
Nuveen Insured California Dividend Advantage Municipal Fund Nuveen Insured New York Dividend Advantage Municipal Fund Nuveen Arizona Dividend Advantage Municipal Fund 2
Nuveen Connecticut Dividend Advantage Municipal Fund 2

Nuveen New Jersey Dividend Advantage Municipal Fund 2
Nuveen Ohio Dividend Advantage Municipal Fund 3
Nuveen Pennsylvania Dividend Advantage Municipal Fund 2
Nuveen Arizona Dividend Advantage Municipal Fund 3
Nuveen Connecticut Dividend Advantage Municipal Fund 3
Nuveen Georgia Dividend Advantage Municipal Fund 2
Nuveen Maryland Dividend Advantage Municipal Fund 3
Nuveen North Carolina Dividend Advantage Municipal Fund 3 Nuveen Insured Tax-Free Advantage Municipal Fund
Nuveen Insured California Tax-Free Advantage Municipal Fund Nuveen Insured New York Tax-Free Advantage Municipal Fund Nuveen Insured Florida Tax-Free Advantage Municipal Fund Nuveen Insured Massachusetts Tax-Free Advantage Municipal Fund Nuveen Municipal High Income Opportunity Fund
Nuveen Municipal High Income Opportunity Fund 2

NUVEEN OPEN-END FUNDS

Nuveen Municipal Trust
   Nuveen Intermediate Duration Municipal Bond Fund
   Nuveen Insured Municipal Bond Fund
   Nuveen All-American Municipal Bond Fund
   Nuveen Limited Term Municipal Bond Fund
   Nuveen High Yield Municipal Bond Fund

Nuveen Multistate Trust I
   Nuveen Arizona Municipal Bond Fund
   Nuveen Colorado Municipal Bond Fund
   Nuveen Florida Municipal Bond Fund
   Nuveen Maryland Municipal Bond Fund
   Nuveen New Mexico Municipal Bond Fund
   Nuveen Pennsylvania Municipal Bond Fund
   Nuveen Virginia Municipal Bond Fund

Nuveen Multistate Trust II
   Nuveen California Municipal Bond Fund
   Nuveen California Insured Municipal Bond Fund
   Nuveen California High Yield Municipal Bond Fund
   Nuveen Connecticut Municipal Bond Fund
   Nuveen Massachusetts Municipal Bond Fund
   Nuveen Massachusetts Insured Municipal Bond Fund
   Nuveen New Jersey Municipal Bond Fund
   Nuveen New York Municipal Bond Fund
   Nuveen New York Insured Municipal Bond Fund

Nuveen Multistate Trust III
   Nuveen Georgia Municipal Bond Fund
   Nuveen Louisiana Municipal Bond Fund
   Nuveen North Carolina Municipal Bond Fund
   Nuveen Tennessee Municipal Bond Fund

Nuveen Multistate Trust IV
   Nuveen Kansas Municipal Bond Fund
   Nuveen Kentucky Municipal Bond Fund
   Nuveen Michigan Municipal Bond Fund
   Nuveen Missouri Municipal Bond Fund
   Nuveen Ohio Municipal Bond Fund
   Nuveen Wisconsin Municipal Bond Fund

Nuveen Investment Trust
   Nuveen Large-Cap Value Fund
   Nuveen Balanced Stock and Bond Fund
   Nuveen Balanced Municipal and Stock Fund
   Nuveen NWQ Multi-Cap Value Fund
   Nuveen NWQ Small-Cap Value Fund
   Nuveen Tradewinds Value Opportunities Fund (formerly the Nuveen NWQ Value Opportunities Fund)
   Nuveen NWQ Global Value Fund
   Nuveen NWQ Large-Cap Value Fund
   Nuveen NWQ Small/Mid-Cap Value Fund
   Nuveen Enhanced Core Equity Fund
   Nuveen Enhanced Mid-Cap Fund

Nuveen Investment Trust II
   Nuveen Rittenhouse Growth Fund
   Nuveen Tradewinds International Value Fund (formerly the Nuveen NWQ International Value Fund)
   Nuveen Tradewinds Global All-Cap Fund (formerly the Nuveen NWQ Global All-Cap
   Fund)
   Nuveen Santa Barbara Growth Fund
   Nuveen Santa Barbara Dividend Growth Fund
   Nuveen Santa Barbara Growth Opportunities Fund
   Nuveen Symphony All-Cap Core Fund
   Nuveen Symphony Mid-Cap Core Fund
   Nuveen Symphony Small-Mid Cap Core Fund
   Nuveen Symphony Large-Cap Value Fund
   Nuveen Tradewinds Global Resources Fund
   Nuveen Symphony Large-Cap Growth Fund
   Nuveen Symphony Optimized Alpha Fund
   Nuveen Rittenhouse Mid-Cap Growth Fund
   Nuveen Rittenhouse Strategic Growth Fund

Nuveen Investment Trust III
   Nuveen Multi-Strategy Income Fund (formerly the Nuveen Core Bond Fund) Nuveen High Yield Bond Fund
   Nuveen Short Duration Bond Fund

Nuveen Investment Trust V
   Nuveen Preferred Securities Fund

Nuveen Managed Accounts Portfolios Trust
   Municipal Total Return Managed Accounts Portfolio
   International Income Managed Accounts Portfolio
   Enhanced Multi-Strategy Income Managed Accounts Portfolio


BY: /s/ Kevin J. McCarthy
    ---------------------------------
    Kevin J. McCarthy
    Vice President and Secretary

The following resolution was approved separately by the independent Board members:

     RESOLVED, that this Fund's participation with other management investment companies advised by Nuveen Asset Management in the purchase and maintenance of fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940, and the payment by this Fund of that portion of the premium for such coverage as may be allocated to it in accordance with its proportionate share of the aggregate net assets of the covered funds, is hereby approved.

The following resolutions were approved unanimously by the full Board:

     RESOLVED, that the officers of this Fund be and they hereby are, authorized and directed to make application for and maintain fidelity bond coverage for this Fund, jointly with such other Nuveen managed funds as they, in their judgment, shall deem advisable and to enter into an agreement substantially in the form presented to this meeting with the other insured Funds concerning such coverage as required by Rule 17g-1(f) under the Investment Company Act of 1940; and

     FURTHER RESOLVED, that fidelity bond coverage insuring the Fund and such other funds in the amount of $100 million, or such greater amounts as officers of this Fund may from time to time determine in accordance with the provisions of Rule 17g-1 of the Investment Company Act of 1940, is hereby deemed to be reasonable in form and amount and is hereby approved; and

     FURTHER RESOLVED, that the Secretary, or any Assistant Secretary of this Fund, is hereby designated the officer to make the filings and give the notices required by Paragraph (g) of Rule 17g-1.

               CHUBB GROUP OF INSURANCE COMPANIES

               Sears Tower, Suite 4700,                 Telephone (312) 454-4200
               233 South Wacker Drive
(CHUBB LOGO)   Chicago, IL 60606-6303

December 3, 2007

Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, Illinois 60606

Subject: Nuveen Investments, Inc.

POLICY TYPE   POLICY NUMBER   EFFECTIVE DATE   UNDERWRITING COMPANY
-----------   -------------   --------------   -------------------------
ICAP BOND     81900065        July 1, 2006     Federal Insurance Company

To Whom It May Concern:

This letter confirms the addition of the following fund as an additional Assured to the above specified policy effective December 3, 2007:

     -    Nuveen Enhanced Core Equity Fund

     -    Nuveen Enhanced Mid-Cap Fund

     -    Nuveen Rittenhouse Strategic Growth Fund

     -    Nuveen Rittenhouse Mid Cap Growth Fund


Sincerely,
John York
Underwriting Officer, Department of Financial Institutions

               CHUBB GROUP OF INSURANCE COMPANIES

               Sears Tower, Suite 4700,                 Telephone (312) 454-4200
               233 South Wacker Drive
(CHUBB LOGO)   Chicago, IL 60606-6303

January 2, 2008

Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, Illinois 60606

Subject: Nuveen Investments, Inc.

POLICY TYPE   POLICY NUMBER   EFFECTIVE DATE   UNDERWRITING COMPANY
-----------   -------------   --------------   -------------------------
ICAP BOND     81900065        July 1, 2007     Federal Insurance Company

To Whom It May Concern:

This letter confirms the addition of the following fund as an additional Assured to the above specified policy effective December 27, 2007:

     -    International Income Managed Accounts Portfolio

     -    Enhanced Multi-Strategy Income Managed Accounts Portfolio


Sincerely,
John York
Underwriting Officer, Department of Financial Institutions

               CHUBB GROUP OF INSURANCE COMPANIES

               Sears Tower, Suite 4700,                 Telephone (312) 454-4200
               233 South Wacker Drive
(CHUBB LOGO)   Chicago, IL 60606-6303

November 26, 2007

Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, Illinois 60606


Subject: Nuveen Investments, Inc.

POLICY TYPE   POLICY NUMBER   EFFECTIVE DATE   UNDERWRITING COMPANY
-----------   -------------   --------------   -------------------------
ICAP BOND     81900065        July 1, 2006     Federal Insurance Company

To Whom It May Concern:

This letter confirms the addition of the following fund as an additional Assured to the above specified policy effective November 26, 2007:

     -    Nuveen Municipal High Income Opportunity Fund 2


Sincerely,
John York
Underwriting Officer, Department of Financial Institutions